[ESCALON LETTERHEAD]

March 21, 2006

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attention:  Angela Crane
Branch Chief

Re:  Escalon Medical Corp. (the "Company")
     Form 10-K for the Year Ended June 30, 2005
     Form 10-QSB for the Quarters Ended September 30, 2005 and December 31, 2005 Forms 8-K filed September 29, 2005 and October 6, 2004
     File Number 0-20127
--------------------------------------------------------------------------------

Dear Ms. Crane:

     This correspondence is in response to your letter dated March 7, 2006 in regard to the above referenced matter. The Company is filing via EDGAR an amendment to the above-referenced Form 8-K report.

Form 10-K for fiscal year ended June 30, 2005
Item 9A. Controls and Procedures, page 32
-----------------------------------------

1. We note your disclosure that your management "concluded that the company's disclosure controls and procedures are effective in recording, processing, summarizing and recording, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act". Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15e.

COMPANY RESPONSE TO COMMENT NO. 1:

          The Company confirms that future filings will state that its officers have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the

          Exchange Act is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

2. Additionally we note your statement that a "control system, no matter how well conceived and operated, cannot provide absolute assurance that the objectives of the internal control system are met..." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Manager's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://ww.sec.gov/rules/final/33-8238.htm.

COMPANY RESPONSE TO COMMENT NO. 2:

The Company confirms that its future filings will state that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective at that reasonable assurance level.

Consolidated Financial Statements
Note 7. Capital Stock Transactions, page F-18
Sale of Common Stock and Warrants, page F-19
--------------------------------------------

3. We note on March 17, 2004 you issued common stock and warrants for aggregate proceeds of $9.8 million. Please tell us and revise your footnote in future filings to disclose how you valued and accounted for the warrants and the related registration rights agreements, citing any authoritative literature upon which you are relying. Tell us how you considered the registration rights included as part of the terms of the warrants granted in the analysis you performed to determine the appropriate classification of the warrants as equity or liability. Also, tell us and disclose the maximum amount of any penalties for failing to have and maintain effectiveness of your registration statement.

COMPANY RESPONSE TO COMMENT NO. 3:

These warrants were valued using the Black Scholes model and were booked as "Common Stock Warrants" on the Consolidated Statement of Stockholders' Equity.

In considering the accounting treatment of the warrants and related registration rights, the Company evaluated the Stock Purchase Agreement and the Registration Rights Agreement in view of EITF 00-19 EITF --"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" and FASB 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity".

Under EITF 00-19 The settlement methods are:

     - Physical settlement -- the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer

     - Net-share settlement -- the party with a loss delivers to the party with a gain shares with a current fair value equal to the gain

     - Net-cash settlement -- the party with a loss delivers to the party with a gain a cash payment equal to the gain, and no shares are exchanged

The warrants issued can only be settled under the Physical Settlement method, as such under EITF 00-19 Paragraph 8. "unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situation"

EQUITY

     -    Contracts that require PHYSICAL SETTLEMENT or net-share settlement

     - Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12--32 have been met.

The Company's analysis concluded that FASB 150 did not apply to these Agreements Therefore, the fair value of the equity issued was credited to the paid-in capital account pursuant to the guidance of paragraph 8 of EITF 00-19.

In connection with the accounting for the Stock Purchase Agreement and the Registration Rights Agreement entered into by the Company, the Company reviewed recent literature concerning "liquidated damages clauses" contained within those Agreements. Specifically, it reviewed whether certain attributes of these clauses could potentially trigger a FAS 133 derivative liability classification. SEC staff statements on this subject which appeared in the Notes of the recent SEC Conference have provided the following guidance with respect to liquidated damages provisions in connection with registration rights agreements:

Registration Rights:

          Generally these agreements require the registrant to:

1. Use its best effort to file a registration statement for the resale of the instrument or the shares of stock underlying the instrument;

2. Have the registration statement declared effective by the end of a specified period; and

3. Pay liquidated damages to the investor until the registration statement is declared effective or effectiveness is maintained for a prescribed period.

The SEC staff discussed registration rights agreements using the same analytical framework it used to assess embedded conversion options (also see EITF Issue No. 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19"). The staff observed that registration rights agreements with the following attributes would require Statement 133 derivative liability classification under Issue 00-19:

     -    The registration rights agreement requires net cash settlement.

     - The registration rights agreement requires liquidating damages that represent uneconomic settlements. The staff observed that the following settlements are uneconomic:

          - The liquidated damages are greater than the difference between the fair value of a registered share and an unregistered share;

          -    The liquidated damages accrue at 25% per year; and

          -    The liquidated damages are NOT explicitly limited.

     - The registration rights agreements do not place a cap or limit on the number of shares to be issued upon exercise.

The liquidated damages clause in the Company's agreement with respect to registration rights states as follows:

          "2.3. Additional Shares. In the event that the Company does not file a Registration Statement by the Filing Date (as defined in the Registration Rights Agreement) or a Registration Statement is not effective by the Effectiveness Date (as defined in the Registration Rights Agreement), then for each 30 day period (not to exceed 180 days) in which the Registration Statement is not filed or not effective, the Company shall issue to each Purchaser, without any further consideration to be paid by the Purchaser, additional shares of Common Stock equal to one percent (1%) of the Shares (adjusted for any stock splits, stock dividends, stock combinations and other similar transactions) issued on the Closing Date."

Under this Section 2.3, the maximum penalty would be 6% of the stock sold or 48,000 shares of the Company's common stock. Therefore, even though the recent SEC guidance for considering registration rights was not available in March 2004, the liquidated damages provision under the Company's agreement noted above would not have triggered derivative treatment under FAS 133 and current guidance and would have resulted in the warrants being treated as equity.

In addition, the warrants could never be redeemed for cash (under any circumstances) and could be exercised for unregistered shares, if the shares were never registered.

The Company will revise its footnotes to the Consolidated Financial Statements in the future to disclose how the Company valued and accounted for the warrants.

Note 12. Acquisition of Drew and Pro Forma Results of Operations, page F-27
---------------------------------------------------------------------------

4. We note that a significant portion of your acquisition price related to the Drew acquisition was allocated to goodwill. Tell us and revise future filings to provide a description of the factors that contributed to a purchase price that resulted in recognition of such as significant goodwill asset in accordance with paragraph 51(b) of SFAS 141. Additionally please tell us how you determined to allocate the excess purchase prices between goodwill and other intangible assets. Specifically discuss the reason for not allocating more of the excess purchase price to intangible assets such as customer relationships, contracts, licenses, technology, etc. For reference see EITF 20-17 and Appendix A of SFAS 141.

COMPANY RESPONSE TO COMMENT NO. 4:

The Company acquired Drew Scientific Group, PLC, a United Kingdom company ("Drew"), in July 2004 as part of the Company's program to diversify its business by investing in a broader range of expansion opportunities in the diagnostic medical device market. Drew is a diagnostics company specializing in the design, manufacture and distribution of instruments for blood cell counting and specializing in the design, manufacture and distribution of instruments for blood cell counting and blood analysis. The acquisition of Drew business provided the Company a line of capital equipment products together with related disposables that provided a continuing revenue stream. The acquisition of Drew resulted from a tender offer by the Company to Drew's stockholders. Therefore, an important consideration in establishing the purchase price offered was the market capitalization of the outstanding Drew shares at the time. Although the information concerning Drew that was available to the Company at the time of the tender offer was limited to that which was in Drew's public filings in the United Kingdom, the Company realized that Drew was facing a number of business challenges, including declining revenues. The Company believed, however, that by applying its management expertise and business know-how it could improve Drew's business issues and realize synergies from adding Drew's products to the Company's offerings.

The Company retained an independent valuation firm (the "Consultant") to determine the fair market value of the assets and identifiable intangible assets acquired by the Company in connection with the Company's acquisition of Drew on July 23, 2004. The Consultant's opinions were based on an analysis of the documentation provided by the Company and upon their experience in performing valuation engagements. The Company utilized the results of the Consultant's analysis in connection with its financial reporting and the allocation of a significant portion of the acquisition price to goodwill.

In its report, the Consultant stated that fair market value is defined as the amount at which the property under consideration would be exchanged between a willing buyer and a willing seller, neither being under compulsion to buy or sell and each having reasonable knowledge of all pertinent facts. The Company's management had informed the Consultant that the recorded values of Drew's identified assets and liabilities assumed (excluding goodwill) approximate their fair market values; therefore, the Consultant did not examine those assets and assumed liabilities in its analysis. In other words, the Consultant's analysis was specifically designed to analyze the recorded goodwill to determine if any of that amount should be separately recorded as a specifically identifiable intangible asset.

The Company utilized the results of the Consultant's analysis in connection with Financial Accounting Standards Board's Statement of Financial Accounting Standard 141 -- Business Combinations. The following outlines the Consultant's valuation procedures that were based upon the purchase price, direct acquisition costs and the equity value of Drew.

In conducting the valuation, the Consultant considered all relevant factors, including the following:

     -    The nature of the business and history of the enterprise.

     - The economic outlook in general and the condition and outlook of the specific industry in particular.

     - The book value of the stockholders' equity and the financial condition of the business.

     -    The earning capacity of the business.

     -    The dividend-paying capacity of the enterprise.

     -    Whether or not the enterprise has goodwill or other intangible value.

     -    Prior sales of stock and the size of the block to be valued.

     - The market price of publicly traded stock of corporations in similar industries or lines of business.

At the time of the acquisition, the management of the Company faced various challenges in its plan to turnaround Drew. The challenges faced included:

     -    Declining revenue

     -    Site rivalry

     -    Inefficient manufacturing

     -    Sales force motivational issues

     -    Product quality issues

     -    Poor reputation with customers

     -    Weak management

the Consultant analyzed Drew information and held discussions with the Company's management in order to identify any intangible assets. Common categories of intangible assets included the following:

1. Marketing-related intangible assets (e.g., trademarks, trade names, brand names, logos).

2. Technology-related intangible assets (e.g., process patents, patent applications, technical documentation, such as laboratory notebooks, technical know-how).

3. Artistic-related intangible assets (e.g., literary works and copyrights, musical compositions, copyrights, maps, engravings).

4. Data processing-related intangible assets (e.g., proprietary computer software, software copyrights, musical compositions, copyrights, maps, engravings).

5. Engineering-related intangible assets (e.g., industrial design, product patents, trade secrets, engineering drawings and schematics, blueprints, proprietary documentation).

6. Customer-related intangible assets (e.g., customer lists, customer contracts, customer relationships, open purchase orders).

7. Contract-related intangible assets (e.g., favorable supplier contracts, license agreements, franchise agreements, non-compete agreements).

8. Human capital-related assets (e.g., a trained and assembled workforce, employment agreements, union contracts).

9. Location-related intangible assets (e.g., leasehold interests, mineral exploitation rights, easements, air rights, water rights).

10. Goodwill-related intangible assets (e.g., institutional goodwill, professional practice goodwill, personal goodwill of a professional, celebrity goodwill, general business going concern value).

If the Consultant was unable to identify any intangible assets or their remaining useful life, the value of such assets was assigned to goodwill.

For purposes of this valuation, the Consultant identified the following potential intangible assets that warranted further analysis to determine whether Drew should segregate those potential assets from goodwill and record them as separately identifiable intangible assets.

     1. Trademark/Tradenames and Domain Names.
        -------------------------------------

Although not a dominant player in its market (Drew generally represents less than one percent market share in the markets in which it competes), it has a well-known name with over twenty-four years in the IVD market. Drew is currently in the process of redesigning its many products. For example, the HB Gold line will be replaced with the Drew DS 360 and XL 16/18 line will be replaced with the Drew Evolution.

With respect to Drew's domain name, the web page only provides basic information, no electronic commerce is performed on the site, the site merely provides advertising, stating the products can be ordered by phone, fax or mail. Drew does not currently track hits on its site.

Given the foregoing, no separately identifiable asset that arises from a contractual or other legal right was identified. In addition the Consultant did not identify an asset that could be sold, etc., so a separate valuation was not performed. Therefore, no identifiable values were associated with this category of intangible assets.

     2. Patented Technology.
        -------------------

Drew maintains certain patents in the ordinary course of business. These patents arise from a separate legal right and are capable of being sold separately and therefore have identifiable intangible asset value. In the ordinary course of business, Drew writes off patents that are not used or with no license value.

Given the foregoing, the Consultant discussed in greater detail the valuation of Patented Technology as a separately identifiable intangible asset value: The patented technology of Drew was previously valued in the acquisition. The Consultant had been provided with a listing of the various patents that are held by Drew. Drew has reviewed the patents and has written off patents that are no longer in use to produce products. In each case in which Drew has a patent that it uses in its production, there exist market substitutes so that Drew does not have an advantage over others in its ability to sell its products. Given the foregoing, the existing valuation was deemed appropriate.

     3. Service Marks.
        -------------

Drew's products have a CE mark and FDA approval, although not unique these service marks have separate legal rights and obligations.

Given the foregoing, the Consultant discussed in greater detail the valuation of Service Marks as a separately identifiable intangible asset value: The service marks represent CE marks and FDA approvals. These service marks are not unique in the industry, but are necessary in order to sell the product in Europe (CE mark) and the United States (FDA Approval). Management estimates that the costs to replace these service marks are $10,000 to $20,000. The service marks are not separately saleable and can be revoked by government authorities. Although there is a quantifiable value, it fails the separately saleable test under SFAS 141. Therefore, the service marks are therefore not considered a separately identifiable intangible asset.

     4. Customer/Distributor Lists.
        --------------------------

Drew maintains various customer/distributor lists. These lists are not separate contractual or legal rights. Typically, these lists would have separate identifiable intangible asset value. However, in the case of Drew, given the turnaround nature of the acquisition and the problems experienced prior to the acquisition, management contends that these lists have no separately saleable value. None of the Distributor or customer agreements provide for minimum purchase commitments. In support of its position, management has noted that Drew sells very little product on a direct basis and its distributors are all second tier suppliers versus first tier suppliers. With respect to distributors, the distributors have reported the following:

     - Distributors were making very little money on Drew products due to Drew's inability to deliver products.

     - Distributors were damaging their reputation with their customers given the performance issues experienced with the Drew product.

     - Drew was losing higher margin product sales since it could not provide the necessary reagents for tests.

     - Some Distributors were lost to a prior owner that started a competing business.

Therefore, no identifiable values were associated with this category of intangible assets.

     5. Order and Production Backlog.
        ----------------------------

There was very little order or production backlog at the time of acquisition. While typical order backlog have some contractual or legal right associated with them, given the operating problems that existed at the time of the acquisition, the enforceability of this right must be called into question. Many of the orders that existed at the time of the acquisition were cancelled and abandoned due to delays in Drew's ability to deliver the products.

In addition, given the nature of the orders and backlog (i.e., the fact that these are executory contracts for specific products as opposed to commodities), the Consultant concluded that those assets could not be sold separately. Given the lack of an order and production backlog, there is no identifiable intangible asset value.

     6. Customer Contracts.
        ------------------

Drew had one customer contract in which Bayer was buying certain equipment as a private label for resale. It is obvious that these customer contracts arise from a separate contractual or other legal right; however, the levels of these sales had been steadily falling from 2003. Drew concluded that the contract was not profitable and it therefore, cancelled the contract in July 2005 with and effective termination date of January 2006. Given the non-profitable nature of the contract, there is no identifiable intangible asset value.

     7. Lease Agreements.
        ----------------

Lease Agreements are at market rents and therefore, do not give rise to separate identifiable intangible asset value.

     8. Employment Contracts.
        --------------------

Drew acquired two employment agreements with existing management. The employment contracts are for market rates and are short term in nature and, given company performance issues, the Company's management does not consider these contracts to have any identifiable intangible asset value.

     9. Assembled Workforce.
        -------------------

One of the most significant intangible assets of Drew was its assembled workforce. In order for Drew to continue to provide high quality solutions to their clients, it must have a fully trained, highly motivated and experienced work force. Without this assemblage of personnel, Drew would not be able to deliver its products in an effective manner. As noted previously, management identified significant execution issues with Drew's business and determined that Drew represented a turnaround opportunity; therefore the assemblage and improvement of workforce is important to the turnaround and effective implementation of their strategy.

Given the foregoing, the Consultant discussed in greater detail the valuation of Assembled Workforce as a separately identifiable intangible asset value: As noted previously, the Consultant's report was prepared for management to be used for financial reporting purposes. According to Financial Accounting Board's statement of Financial Accounting Standard 141- Business Combinations, the following outlines FASB 141 as it pertains to an assembled workforce. The assembled workforce would have been recognized apart from goodwill had the contract based criteria been met. Had the Consultant valued the assembled workforce the Consultant would have utilized the asset approach. Under this approach, the Consultant would have based its valuation upon surveys of staffing and recruiting firms. In addition, the Consultant would have added additional amounts for typical expenses associated with the hiring of additional employees such as administrative costs, moving and training expenses, etc.

Therefore, based upon the Consultant's valuation, the Company determined that there were no additional assets of a material nature that would warrant a revision to the determination of identifiable intangible assets previously disclosed in the Company's reported filings.

Note 13. Segmental Reporting, page F-29
---------------------------------------

5. If revenues or assets in any foreign country are material, please revise future filings to disclose the amount of such revenues and assets separately. For reference see paragraph 38 of SFAS 131.

COMPANY RESPONSE TO COMMENT NO. 5:

The Company discloses the aggregate revenues from foreign countries. No one foreign country's sales, however, represent greater than 5% of consolidated net revenue of the Company. The Company continually monitors the potential materiality of sales to individual foreign countries and will make the appropriate disclosures in the future if sales to any individual foreign country become material.

Forms 10-QSB for the quarters ended September 30, 2005 and December 31, 2005
----------------------------------------------------------------------------

6. Please provide us with your analysis, under Item 10(a)(2)(iv) of Regulation S-B that demonstrates your eligibility to file on Form 10-QSB starting with the quarter ended September 30, 2005.

COMPANY RESPONSE TO COMMENT NO. 6:

The two consecutive fiscal year test under Item 10(a)(2)(iv) is not technically applicable because the Company is already a small-business issuer, is not and has not been "a reporting company that is not a small business company" and is not newly entering the small business disclosure system.

Under Item 10(a)(2)(iv), "a reporting company that is not a small business company must meet the definition of a small business issuer at the end of two consecutive fiscal years before it will be considered a small business issuer for purposes of using form SB-2, Form 10-SB, Form 10-KSB and Form 10-QSB."

The Company is currently, and for all relevant years has been, a "small business issuer" even though it has voluntarily filed its periodic reports on Form 10-Q and Form 10-K in prior years rather than on Form 10-QSB and Form 10-KSB, which it has elected to use for reports in the current fiscal year ending June 30, 2006. The voluntary use of regular Form 10-Q and Form 10-K in prior years did not prevent the Company from using the abbreviated disclosures regarding executive compensation under Item 402 of Regulation S-K in its proxy statements in all relevant years, and has not been required to include a performance graph or a compensation committee report in its proxy materials. Furthermore, the Company has satisfied the "small business issuer" test as of the end of its two most recent fiscal years in accordance with Rule 10(a)(2)(iii).

     Small Business Issuer Determination:

     Item 10 of Regulation S-B defines a small business issuer as an issuer that:

     -    has revenues of less than $25 million;

     -    is a U.S. or Canadian issuer;

     -    is not an investment company; and

     - if a majority owned subsidiary, the parent corporation is also a small business issuer.

The definition of small business issuer states, however, that an entity is not a small business issuer if it has a public float, i.e., the aggregate market value of the issuer's outstanding voting and non-voting common equity held by non-affiliates, of $25 million or more. The public float is computed by using the price at which the stock was last sold, or the average of the bid and asked prices of such stock, on a date within 60 days prior to the end of its most recent fiscal year. The issuer will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive fiscal years. If an issuer exceeds the revenue limits for two consecutive years, it will no longer be considered a small business issuer. If it exceeds the revenue limit in one year and the next year exceeds the public float limit, but not the revenue limit, it will still be considered a small business issuer.

Regulation S-B states that the determination made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year.

On May 5, 2005, a date that is within 60 days prior to the end of its fiscal year ended June 30, 2005, the Company's closing stock price was $3.91. The total number of shares of the Company outstanding as of June 30, 2005 was 5,963,477. Therefore, its public float as of May 5, 2005 was well below $25,000,000. Under the public float test, the Company was a small business issuer determined as of June 30, 2005.

The Company's revenues were $14,720,767 for the year ended June 30, 2004 and $26,924,622 for the year ended June 30, 2005. Therefore, under the revenue test, the Company was a small business issuer determined as of June 30, 2005. If the Company's revenues exceed $25,000,000 for the fiscal year ending June 30, 2006, however, the Company would no longer be a small business issuer determined as of June 30, 2006, and that determination will govern its interim and annual reports relating to the fiscal year ending June 30, 2007. In other words, the Company would begin reporting as a regular, non-small business issuer commencing July 1, 2006 under Item 10(a)(2)(iii).

Form 8-K filed September 29, 2005
---------------------------------

7. We note that you present your non-GAAP measures and reconciliation in the form of non-GAAP statements of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP revenue, non-GAAP cost of goods sold, non-GAAP gross margin, non-GAAP loss from operations, non-GAAP income before income taxes, and non-GAAP diluted earnings per share, which have not been described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instructions 2 to Item 2.02 of Form 8K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(l)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for EACH non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

     - To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

     - Please note that in the event that your Form 8K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8K.

COMPANY RESPONSE TO COMMENT NO. 7:

The Company confirms that it will remove the non-GAAP statement of income from future filings and instead disclose only those non-GAAP measures used by management that it wishes to highlight for investors, with appropriate reconciliations. The Company also notes your comment regarding any future incorporation by reference of the Form 8-K in future 1933 Act registration statements.

Form 8-K filed October 6, 2004
Exhibit 99.1
Independent Auditors' Report, page 2
------------------------------------

8. We see that the independent auditors have provided a "draft" form of their audit report. Please have the auditors revise their report to remove the "draft" and amend your form 8K accordingly.

COMPANY RESPONSE TO COMMENT NO. 8:

The independent auditors audit report was inadvertently edgarized with the "draft" form of the audit report. The content of the auditor's final report was identical to the edgarized version and the Company will file an amended Form 8-K with the word "draft" removed from the filing.

9. In this regard, we note that the audit report issued by Baker Tilly has an introductory paragraph that limits the liability of their audit work. Please have the independent auditors tell us how this audit report complies with the requirements of AU Section 508 and Article 2 of Regulation S-X. We may have additional comments after reviewing your response.

COMPANY RESPONSE TO COMMENT NO. 9:

Baker Tilly has agreed to remove the introductory paragraph to its opinion, and the Company will file an amended Form 8-K to include the revised report with the paragraph removed.

Sincerely,

ESCALON MEDICAL CORP


By: /s/ Richard J. DePiano, Jr.
   ----------------------------
   Richard J. DePiano, Jr.
   VP Corporate & Legal Affairs

cc:  Richard J. DePiano
     Dave Berkowitz